Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

August 31, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Beth Breslin

Irene Paik

Jim Rosenberg

Tabatha Mccullom

Re:	PhaseBio Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted July 27, 2018

CIK No. 0001169245

Ladies and Gentlemen:

On behalf of PhaseBio Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated August 24, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 27, 2018 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Amendment No. 1 marked to show all changes from the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Prospectus Summary, page 1

1.

We note that you intend to pursue “accelerated approval” of PB2452 as a ticagrelor reversal agent, if considered appropriate by the FDA. Please describe the specific regulatory pathway for this approval and the basis under which such approval may be granted.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5640

t: (703) 456-8000    f: (703) 456-8100    cooley.com

August 31, 2018

Page Two

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 80 and 88 of Amendment No. 1. The Company further refers the Staff to its disclosure on pages 15 and 105 of Amendment No. 1, which provide further detail on the accelerated approval regulatory pathway for PB2452.

2.

We note your statements here and in the Business section that your lead product candidate is a first-in-class reversal agent. These statements imply an expectation of regulatory approval and are inappropriate given the early stage of development. Please remove or revise these statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 66, 80, 81, 83 and F-7 of Amendment No. 1.

Strategy, page 3

3.

Please revise your disclosure to provide context regarding your statement on page 3 that you “retain worldwide commercial rights to PB2452 and PB1046” to clarify that you license PB2452 from AstraZeneca and, to the extent true, the rights to the ELP technology underlying PB1046 from Duke.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 82 of Amendment No. 1.

4.

Please revise the first and second bullet points to put into context your statements concerning your intention and ability to “rapidly advance” PB2452 and PB1046 through clinical trials. In this regard, we note your disclosure on page 15 which indicates that clinical product development involves a lengthy and expensive process, with an uncertain outcome.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 81 and 82 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has not yet commenced “testing the waters” meetings with potential investors; however, the Company will supplementally provide to the Staff a copy of the presentation that the Company uses in such meetings with qualified institutional buyers or institutional accredited investors, as well as any additional written communications of the type referenced in the Staff’s comment.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5640

t: (703) 456-8000    f: (703) 456-8100    cooley.com

August 31, 2018

Page Three

Use of Proceeds, page 57

6.

Please revise this section to disclose the development stages you will be able to reach for PB2452 and PB1046 with your existing cash and the net proceeds of this offering. In addition, to the extent you will need to raise additional capital to complete such stage of development, please disclose the amount and sources of such other funds needed to complete such trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in a future amendment to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgements and Estimates

Determination of the Fair Value of Common Stock, page 77

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Business

ELP Technology, page 95

8.

We note your disclosure that you have conducted clinical trials on product candidates based on your ELP technology that you are no longer developing. Please provide an explanation of why you decided to discontinue development of these product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1.

Index to Financial Statements

Notes to the Financial Statements

Redeemable Convertible Preferred Stock and Stockholders’ Deficit Conversion, page F-20

9.

You state, “All Preferred Stock, except the Series 2, is automatically converted into common stock in the event of an initial public offering of specified characteristics, or upon the agreement of 60% of the Preferred Stock, voting together as a single class on an as-converted basis.” Please disclose the specified characteristics required for automatic conversion.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5640

t: (703) 456-8000    f: (703) 456-8100    cooley.com

August 31, 2018

Page Four

In response to the Staff’s comment, the Company has revised its disclosure on pages F-21 and F-28 of Amendment No. 1. The Company also supplementally advises the Staff that, in the event that the proposed public offering does not meet the requirements for automatic conversion of the preferred stock into common stock as described in Amendment No. 1, it expects the holders of the preferred stock to nonetheless vote to convert the outstanding preferred stock into common stock.

General

10.

Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and confirms that, once available and prior to printing and distributing its preliminary prospectus to investors, it will supplementally provide the Staff with any mock-ups of any pages that include any graphics, photographs, and the related captions or other artwork including logos.

* * * *

Please contact me at (703) 456-8034 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.

Christian E. Plaza, Cooley LLP

Madison A. Jones, Cooley LLP

Edwin M. O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5640

t: (703) 456-8000    f: (703) 456-8100    cooley.com